GREENTECH MINING INTERNATIONAL, INC.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

December 6, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Greentech Mining International, Inc.
Form 8-K
Filed September 19, 2012
File No. 000-54610

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 8, 2012 addressed to Mr. Matthew Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Form 8-K.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 1.  We note your disclosure on page 32 that you are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please disclose in the beginning of your filing this fact, and revise your disclosure to describe how and when a company may lose emerging growth company status. In addition, consider describing the extent to which any of the exemptions available to an emerging growth company are available to you as a Smaller Reporting Company.

Company Response

We have added “emerging growth company” revised disclosures to the beginning of the Form 8-K filing and page 32 to describe how and when a company may lose emerging growth company status. In addition, described the extent to which the exemptions are available to an emerging growth company are available to you as a Smaller Reporting Company.

 2.  We note your response to the letter dated October 3, 2012 in which you indicate you are producing 10 ounces of gold per day. Please revise to include mining and milling production information pursuant to the Instructions to Item 102 of Regulation S-K. This information should include tons mined and milled, recovery factors, products produced, production cost, and sales price per ounce. Additionally, please clarify if the mill feed was mined from your property or a third party property.

United States Securities and Exchange Commission
December 6, 2012

Company Response

The Company has included the Staff’s comment from October 3, 2012 below and in view of clarification has revised the response to address “producing 10 ounces of gold per day”.

October 3, 2012 Comment

Item 5.06 Change in Shell Company Status, page 5

1.   We note that your report includes the Form 8-K item number used to indicate a change in shell company status. Please provide us with your detailed analysis as to how you determined that you are no longer a “shell company” as that term is defined in Rule 12b-2 under the Exchange Act, or revise your disclosure as appropriate. In this regard, we note your disclosure in the fifth paragraph on page 38 under the caption “Plan of Operation” regarding your need to raise additional funds. Further, we note your disclosure regarding the amount of your cash on hand and assets on pages 40 and 41 under

Company Response

Greentech Mining International, Inc. (the “Company”) does not believe that it a “shell company” within the meaning of Securities Exchange Commission Rule 12b-2, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Rule 12b-2, in relevant part, states:

. . . Shell company: The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Note: For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.

Rule 12b-2 is written in the conjunctive and not the disjunctive, which therefore requires that both of the conditions of subsection (1) and subsection (2) be met in order for a registrant to be a shell company within the meaning of Rule 12b-2.

United States Securities and Exchange Commission
December 6, 2012

The Company has total assets of $200, which it acknowledges constitutes nominal assets under subsection (1) of Rule 12b-2.  The Company, however, does have substantive operations as a result of its Operating, Exploration and Option to Purchase Agreement (“Option Agreement”) dated September 19, 2012, with Greentech Mining, Inc. a Delaware Corporation and Greentech Mining Utah, LLC a Utah limited liability company.  The Company’s substantive operations are described principally on pages 24 through 26 of its Form 8-K, filed September 19, 2012. Additionally, the Company has the capability of evaluating approximately 100 tons of material per day (as illustrated on page 25), from the Portland Mine which at this point is only reduced to a concentrated black sand material. Preliminary sample testing by the Company indicate that with additional financing for equipment an estimated 100 tons of head ore material could produce 1 ton of black sand material containing approximately 10 ounces of gold, please note that the recovery of gold or other minerals from the black sand is unknown at this point and further testing has to be completed.  As disclosed on page 24, this is a R&D and pilot scale operation and “Initial testing results indicate that recovery of gold and silver is possible but economic feasibility has not been shown do to the small amount of material that has been evaluated and there is the associated risk that the operation as planned will not be profitable either with respect to our own mining operations or refining tailings or other mining concentrates from other mining companies in close proximity to our operations.”

“In Phase I, the company will amend the existing processing facility’s permits to increase the scope of operations from R&D and pilot scale operations to commercial scale operations, meaning the commercial-scale operation of any part of the property as a mine by, or on behalf of, GMI, but does not include processing of ore carried out in a pilot plant or processing ore for other testing purposes. Commercial production shall be deemed to have commenced on the day immediately following the first five (5) consecutive days during which minerals have been produced by, or on behalf of, the Company”

Furthermore, due to the R&D and pilot scale operations to prove the extraction capabilities of the processing facility there are is no reliable data regarding tons mined and milled, recovery factors, production costs and there has not been any end products produced or sold. The Company does not anticipate sales of product until we are financed and can commence commercial-scale operations as outline above.

Since the Company has substantive operations, it does not meet the condition of subsection (2), the second part of the conjunctive test of Rule 12b-2.  Accordingly, the Company is not a shell company within the meaning of Rule 12b-2.

Entry into a Material Definitive Agreement, page 3

3.  With regard to the Operating, Exploration and Option to Purchase Agreement please tell us the following:

• How you will account for the initial $3 million payment you are required to make under the agreement and for the future payments you must make through the third year of the agreement.

Company Response

The Company will capitalize the initial $1 million and then expense the subsequent cost to develop until reserves can be proven, then capitalized.

•
How you considered that the acquisition of the right to operate and explore the Henry Mountain Project was the purchase of a business which should be accounted for under FASB ASC 805. Specifically, please tell us your consideration of the guidance in FASB ASC 805-10-55-4 through 8.

United States Securities and Exchange Commission
December 6, 2012

Company Response

The Company assumes the Staff comment above meant to say “the acquisition of the right to operate and explore the Henry Mountain Project was NOT the purchase of a business”, we do not believe the right to operate and explore the Henry Mountain Project was the purchase of a business because the Company did not acquire mining operations, plant operations, employees, revenues, contracts, liabilities, customers, assets or intellectual property. Therefore, we believe that the rights to operate and explore should not be accounted for under FASB ASC 805. Specifically, under FASB ASC 805-10-55-4 through 8 for the reasons mentioned above.

4.  Please expand the disclosure in the second paragraph of this section to explain the reference to the “Contractor.”

Company Response

We have revised this to state the Company.

Completion of Acquisition or Disposition of Assets, page 4

5.  Please tell us whether you met the November 1, 2012 deadline that you mention in this section.

Company Response

The Company entered into a verbal extension agreement with Greentech Mining Inc. and Greentech Mining Utah, LLC to extend the payment due date to January 10, 2013.

6.  Please disclose the encumbrances that will be removed with the funds that you pay Greentech Mining, Inc. and Greentech Mining Utah.

Company Response

We have disclosed that Greentech Mining, Inc and Greentech Mining Utah will remove encumbrances of $1.4 million that was loaned to these entities.

Cautionary Statement Regarding Forward-Looking Information, page 9

7.  We note your reference to risk factors described in other filings. Please tell us the authority on which you rely to refer readers to another filing given that this Form 8-K must include all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

Company Response

We have removed reference to any other filing as this Form 8-K includes all the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

United States Securities and Exchange Commission
December 6, 2012

Our Business, page 9

8.We note that you purchased 1,500,000 shares from the CEO’s brother and then granted him an option to purchase 1,000,000 shares which he immediately exercised. With a view toward clarification of these transactions, please tell us the business purpose for the repurchase and nearly immediate resale of the securities, and how you determined the number of shares to repurchase and resell. Also, please tell us whether you plan to report in your next 10-K the failure to file the forms required by Section 16 of the Exchange Act

Company Response

The Company entered into two separate transactions for clarification of the change of control and the consulting agreement. The two transaction were negotiated separately, the 1,500,000 shares to repurchase was determined by the total number of share outstanding on closing of the transaction and the 1,000,000 shares sold were related to the Accelerated Venture Partners, LLC consulting agreement that began the day after closing having repurchase right from the commencement of the agreement. As of December 5, 2012 all forms required by Section 16 of the Exchange Act have been filed with the SEC.

9.Please disclose the duration of the consulting services agreement. Also disclose the deadline to achieve the milestones and the status of the repurchase option if the milestones are not met by that time. If Accelerated Venture Partners has a similar consulting agreement with another company that is in a business similar to yours, please say so clearly and add an appropriate risk factor regarding the conflict.

Company Response

We have disclosed the duration of the consulting services agreement with Accelerated Venture Partners and the deadline to achieve the milestones and the status of the repurchase option if the milestones are not met by that time. The Company has also disclosed that Accelerated Venture Partners has consulting agreements with similar businesses in the mining industry and have added the appropriate risk factor regarding any conflict.

10.With a view toward balanced disclosure, please tell us the number of other consulting arrangements that Accelerated Venture Partners executed with shell companies it formerly controlled and the extent to which the milestones under those agreements were timely achieved.

Company Response

Accelerated Venture Partners has executed ten non-exclusive company success based consulting services agreements with shell companies it formally controlled. There have been no companies that have achieved the millstones within the time required in consulting services agreement. Of the ten company consulting services agreements one was terminated by Accelerated Venture Partners, one is expired and the company has not elected to terminate the agreement and repurchase the consulting share. Furthermore, the remaining eight companies have either renewed consulting agreements with Accelerated Venture Partners or are under the original consulting agreement.

11.Please tell us whether the employees who conducted the activities related to the claims and processing plant that you now conduct under the option agreement were terminated by their previous employer and hired by you. Also tell us whether those previous activities were profitable.

United States Securities and Exchange Commission
December 6, 2012

Company Response

The employees who conducted the activities related to the claims and processing plant that we now have the rights to under the option agreement were not terminated and are still employed by Greentech Mining Utah. The previous activities included R&D and pilot scale operations to prove the extraction capabilities of the processing facility and had no revenues.

12.Refer to your disclosure that Greentech Mining, Inc. and Greentech Mining Utah will continue “as independent companies fulfilling their current mineral processing contracts and other exploration opportunities for potential development.” Please tell us about those companies’ other operations, including whether those activities will occur on the property or with the equipment subject to your purchase option. Also tell us whether those companies’ involvement with “other exploration opportunities for potential development” creates a conflict with your business. For example, if an exploration opportunity presents itself to your CEO, how will he decide whether to present it to Greentech Mining International, Inc., Greentech Mining, Inc. or Greentech Mining Utah? If these companies are competitors for the same opportunities, please revise your conflict disclosure on page 44 to provide more specific information about this conflict and add an appropriate risk factor.

Company Response

For clarification, Greentech Mining, Inc., a Delaware company, controls Greentech Mining Utah, LLC and they will continue “as independent companies fulfilling their current mineral processing contracts and other exploration opportunities for potential development.” The aforementioned companies have an agreement to revenue share on the current processing facility which will be deducted from the royalties and payments made from the Company. In addition, they will continue to evaluate new mineral extracting technologies by building small R&D and pilot scale operations to prove out the extraction capabilities, those activities will not occur on the property or with the equipment subject to our purchase option. In regards to the other companies’ involvement with “other exploration opportunities for potential development” do not create a conflict with our business as they are focused on exploration of rare earth metals and evaluating new extraction technologies and Company is focused on gold and commercial production.

13.Please state clearly the scope of the currently BLM-approved plan of operation. Also please tell us whether the plan must be modified to permit the registrant to conduct the operations rather that the entity that initially submitted the plan.

Company Response

We have clearly stated the scope of the BLM approved plan of operation and have directed the reader to page 19 through 24 for the full details. The Company has also disclosed that we are working under the Greentech Mining Inc. permit as an operator and if the Company exercises the option to purchase the assets, it will have to apply for new BLM and DOGM permits under the Greentech Mining International, Inc. name.

United States Securities and Exchange Commission
December 6, 2012

Overview, page 11

14.  Please disclose the following pursuant to paragraph (b)(4)(i) of Industry Guide 7.

•	a summary of past and present exploration work including a detailed description of the work you will perform on your property;
•	a clear statement indicating that you currently do not have proven or probable reserves;
•	an indication as to whether or not you plan to establish proven or probable reserves prior to production; and
•	a description of your tailings facility including the current permitting status.

Company Response

The Company has addressed the Industry Guide 7 outlined by the Staff above within the Overview section

15.  Please expand the disclosure in the fifth paragraph on page 12 to discuss when you began testing the ores from the third-party mines and the location of the mines.

Company Response

We have updated the fifth paragraph on page 12 to discuss when the testing began.

16.  Please clarify what you mean by the “ion exchange” in the fifth paragraph on page 12 and “leach technology” in the second paragraph on page 26. Also clarify the significance to investors of the types of rock that you mention in the first paragraph on page 22 and of your reference to load and placer claims on page 13.

Company Response

The company has deleted “ion exchange” and leach technology from pages 12 and 26 and has clarified the significance to investors of the type of rock mentioned on page 22 and the reference to Lode and placer claims on page 13.

17.  Please ensure that your graphics are legible. For example, the “Caution” legend on page 18 is unclear. Also, please confirm to us that each picture in your filing represents the actual equipment you use at the plant and that the last picture on page 26 is the result of processing ore from the claims that you operate. If so, it is unclear what additional equipment you must purchase for the plant in the amount you indicate on page 40. In this regard, please disclose in your document who owns the pictured equipment and who will own the equipment that you purchase and use at the site if you do not exercise your purchase option or the agreement is otherwise terminated.

Company Response

We have modified the graphics to ensure they are legible throughout the document. The pictured processing equipment within the document represent actual equipment at the processing plant in Hanksville Utah and the last picture on page 26 represents the processing of ore from the claims we operate. In view of clarification, the system pictured in the filing is only a small R&D and pilot scale plant that can only run 10 tons of material per hour. Our plan of operation indicates that we will need a system that runs at 100-300 tons per hour to achieve commercial production. We have indicated within the document who owns the pictured equipment and who will own the equipment purchased by the Company if we do not exercise our purchase option or the agreement is otherwise terminated.

United States Securities and Exchange Commission
December 6, 2012

18.  With a view toward clarified disclosure, please tell us who owns the property on which the claims and plant exist.

Company Response

The claims represented in the document are BLM claims controlled by Greentech Mining Inc. The property on which the process plant exists is owned by Greentech Mining, Inc. who controls Greentech Mining Utah.

Metal Processing and Refining, page 24

19.  Please tell us who conducted the initial testing that indicates that “recovery of gold and silver is possible.” Also tell us when the test was conducted and why it does not show economic feasibility.

Company Response

Greentech Mining Utah conducted the initial testing of several different samples from various mines starting in late 2011 and recovered a black sand material that contained both gold and silver from processing the material, although there was gold and silver in the black sand material it is still own known how much if any can be extracted for the black sand material, the amount of material processed did not provide substantial data regarding the economic feasibility of the particular materials processed.

Henry Mountain Gold Historical, page 27

20.  Please tell us whether any of the claims you have contracted to operate are included in the property you mention in the first paragraph of this section, and tell us how the statements in that paragraph can be used by investors to draw accurate conclusions about your business. Also provide us support for your statement regarding 1 ounce of gold per ton and 29.8 ounces of gold per ton.

Company Response

We have removed the first paragraph on page 27.

Government Regulations, page 27

21.  Please explain the process for obtaining a BLM permit. Your disclosure should include the small mining operations permit and the process to amend the permit to increase the scope as mentioned on pages 11 and 12, the DOGM and BLM approvals mentioned on page 12, the conditional use permit mentioned on page 12, the procedure to include processing within the permit as mentioned at the bottom page 24, and the regulations mentioned in your third risk factor on page 29. Address the duration of your claims, permits and approvals and the conditions under which they could be terminated. Discuss the status of any other approvals, including licenses and permits, necessary to conduct the business you disclose. Include all information required by Regulation S-K Item 101(h)(4)(viii) and (ix).

United States Securities and Exchange Commission
December 6, 2012

Company Response

We have modified the disclosure in the Government Regulation section on page 27 to address the comment 21 above.

22.  Please reconcile the disclosure in this section and the third risk factor on page 34.

Company Response

We have reconciled the disclosure in this section with the third risk factor on page 34.

Risk Factors, page 27

23.  Please add a separate risk factor to explain clearly the conflicts created by your CEO being the CEO of the companies that are the other parties to your operating, exploration and option to purchase agreement. For example, explain the risk created when your CEO must address a dispute between the parties, decide whether a waiver or an amendment to the agreement is appropriate, or decide whether to exercise termination rights.

Company Response

We have added a separate risk factor regarding the officer and directors conflict of interests.

Lack of employment agreements with key management, page 30

24.  Please reconcile the disclosure in this risk factor that you do not have an employment agreement with any of your key management with the disclosure in your Form 8-K filed on September 14, 2012 that you entered into an employment agreement with Matthew Neher on September 10, 2012.

Company Response

We have modified the disclosure regarding the risk factor on page 30.

Our success is substantially dependent on general economic conditions, page 31

25.  Please revise the disclosure in the last sentence of this risk factor to explain how an overall decline in the demand for government services could cause a reduction in your sales.

Company Response

We have removed the last sentence of the risk factor.

Because there is no escrow, trust or similar account, page 35

26.  Please tell us why you have included this risk factor.

Company Response

We have removed this risk factor.

United States Securities and Exchange Commission
December 6, 2012

Anti-takeover effects of certain provisions of Delaware state law, page 36

27.  With a view toward providing specific disclosure about the registrant, please tell us whether any of the current officers or their affiliates are “interested stockholders” under the statute you cite in this risk factor. If so, please clarify the “prescribed manner” for approval of the transaction.

Company Response

The current officers and affiliates are not “interested stockholders” under the statute we cite in this risk factor.

28.  Please explain the reference in the last sentence of this risk factor to Oro East Mining, Inc.

Company Response

We have removed the reference to Ore East Mining, Inc.

Plan of Operation, page 37

29.  Please reconcile the disclosure in the penultimate paragraph on page 40 that neither you or any of your consultants has significant experience in raising funds similar to the $15 million expected to be required with your disclosure in the first and second paragraphs on page 43 that Matthew Neher contributed to raising over $100 million and that Timothy Neher has over twenty years of experience in connection with the provision of debt and equity financing.

Company Response

We have reconciled the disclosures on page 40 and 43.

30.  Please reconcile your statement in the last sentence of the first paragraph on page 38 that Greentech Mining, Inc. will pay BLM and permit fees with your disclosure on page 11 that you will reimburse Greentech Mining for those fees. Also, please tell us which provision of which exhibit controls this arrangement.

Company Response

We have reconciled the disclosure regarding BLM fees on page 38 and 11 and the exhibit that controls the agreement is 10.1 under;

XVI. TAXES
16.1 Contractor agrees to pay all taxes assessed against the Contracted Mines and Processing Plant during the term hereof (except federal, state or local taxes assessed on income) including, but not limited to, ad valorem property taxes, net proceeds or mine taxes, and all taxes for ores mined and ores treated under this Operating & Exploration contract. Contractor will deliver the appropriate tax and BLM maintenance fee to the Owner and the Owner will satisfy these responsibilities. Owner will provide receipts of these transactions to the Contractor. These transactions will be on a timely basis as to not encumber or jeopardize the properties. Payment of such taxes shall be made prior to the delinquency date of the tax.

United States Securities and Exchange Commission
December 6, 2012

31.  Please tell us (1) whether you are aware of the extent to which your disclosed estimates of costs to complete Phase I and Phase II and time required for the base work and analysis are similar to that disclosed by another Accelerated Acquisitions company in which Timothy Neher was the sole director, and (2) any known reasons for the similarity. Likewise, please tell us (1) whether you are aware of the extent to which the disclosure in the table and footnotes on page 40 is similar to that of another Accelerated Acquisitions company in which Timothy Neher was the sole director and (2) any known reasons for the similarity.

Company Response

We are aware of another Accelerated Acquisitions company which Timothy Neher was the sole director and still a shareholder of that disclosed estimated costs of completing Phase I and Phase II that are similar to the Company’s, the similarity is do the amount of funding being raised of $15,000,000 dollars by both companies and knowledge from both the Company and Mr. Neher of the cost to accomplish Phase I and Phase II.  Likewise we are aware of the similar footnotes on page 40 of those from an Accelerated Acquisitions company that Mr. Neher was a sole director and a current shareholder of, the similarity to the footnotes is due to the amount of money being raised and the number of employees and equipment estimated to be needed to accomplish Phase I and Phase II based on the knowledge from both the Company and Mr. Neher.

32.  Please revise the table on page 40 to clarify which expenses are components of Phase I and which are components of Phase II.

Company Response

We have revised the table to reflect Phase I and Phase II of the project on page 40.

Properties, page 41

33.  Please provide disclosure that will reasonably inform investors of the suitability, adequacy, productive capacity and extent of utilization of the facilities. We note that the business address of your company is identical to the business address of several other public companies.

Company Response

We have added the disclosure on page 41.

Directors and Executive Officers, page 42

34.  With a view toward balancing your disclosure regarding the background of your affiliates, please:

• tell us the specifics of your CEO’s role in the “$100M” funding and his “integral part” in the public offering;

•	tell us whether the public companies that you mention complied with the Commission’s reporting requirements during the periods when your directors were affiliated with those companies;

•	whether your CEO was involved with any material unsuccessful negotiations in addition to the successful negotiations you elected to highlight.

Also, expand your disclosure of your CEO’s background to address the 2008-2010 period.

United States Securities and Exchange Commission
December 6, 2012

Company Response

With a view toward balancing your disclosure regarding the background of our affiliates we have modified the disclosure on page 42. Furthermore, the role our CEO played in the “100M” funding was part of a team effort and we have removed this from the disclosure. All of the public companies mentioned in this section were compliant with SEC reporting requirements during the periods when our directors were affiliated with exception to Mikojo, Inc. who has not reported since May of 2011 due to a contract that allowed for shares of the company to be issued and expensed for the purchase of technology that the company never received under the contact. The company is trying to reconcile the expenses and get a release from the company the shares were issued to. We have also disclosed the background of our CEO from 2008-2010.

35.  Please provide the information required by Regulation S-K Item 401 with regard to your other executive officer mentioned in the fourth risk factor on page 30.

Company Response

We have modified the document to reflect that the Company has one officer and two directors.

36.Regulation S-K Item 401(e)(2) requires disclosure of public company directorships held during the past five years, regardless of whether your director still holds that position. Please provide complete disclosure. We note for example that you have not included several of the directorships in the Accelerated Acquisition entities.

Company Response

We have modified the disclosure to comply with regulation S-K Item 401(e)(2)

Executive Compensation, page 43

37.  Please expand the disclosure in this section to include the material terms of your employment agreement with Mr. Neher. We note the disclosure in your Form 8-K filed on September 14, 2012. Also, with a view toward disclosure in an appropriate section of your document, please tell us the amount that your CEO was paid by Greentech Mining, Inc. and Greentech Mining Utah, and whether he will continue to receive payments from those entities.

Company Response

We have modified the disclosures on page 43 to reflect Mr. Neher’s agreement with the Company and have also disclosed his compensation from Greentech Mining, Inc. and Greentech Mining Utah on page 44.

Certain Relationships and Related Transactions, page 44

38.  Please provided the information required by Regulation S-K Item 404(c)(1)(ii), including the principle followed in determining the operating, exploration and option to purchase price and the identity of the persons making the determination. Also tell us the age of the claims and the plant that you now operate, when Greentech Mining, Inc. and Greentech Mining Utah acquired the claims and plant, the amount those companies paid for the claims and plant, and the amount of expenses that Greentech Mining, Inc. and Greentech Mining Utah subsequently incurred on the claims and the plant.

United States Securities and Exchange Commission
December 6, 2012

Company Response

The general principles in determining the operating, exploration and option to purchase price was the amount of capital Greentech Mining, Inc. and Greentech Mining Utah have spent on the mining claims and the processing plant which is an estimated $5 million dollars. The agreement was negotiated between Matthew Neher acting on behalf of Greentech Mining, Inc. and Greentech Mining Utah as CEO and Timothy Neher acting on behalf of the Company as a director and only other stockholder. Greentech Mining, Inc. and Greentech Mining Utah located the Henry Mountain claim group in April 2011 and paid approximately $30,000 to the BLM and $300,000 for the 670 acres of private property that included the 40 foot x 80 foot metal building structure upon which the plant is today. The amount of expenses that Greentech Mining, Inc. and Greentech Mining Utah subsequently incurred on the claims and the plant are approximately $4.7 million dollars.

39.Please ensure that you have described the material terms of your consulting agreement with your director filed as exhibit 10.4 on June 29, 2012. We note for example the participation rights.

Company Response

We have disclosed the material information within the consulting services agreement.

40.  Please provide disclosure required by Regulation S-K Item 404 regarding the expenses due to your founder mentioned on your latest balance sheet. Include the repayment terms and interest rate.

Company Response

We have disclosed the expenses due to our founder mentioned on your latest balance sheet on page 44.

Exhibits, page 46

41.  Please include a complete exhibit index addressing all exhibits required to be filed by Form 10.

Company Response

We have included the complete exhibit index.

Form 8-K filed on September 24, 2012.

42.  We note your disclosure of tons and grade of ore bearing materials. Pursuant to paragraph (a)(1) of Industry Guide 7 the term ore is generally synonymous with the term reserve.  Please revise to remove all estimates of tons and grade until you have defined a proven or probable mineral reserve.

Company Response

We believe that the Portland Mine was a proving mine and we engaged in the purchase of said property because of the disclosed tons and grade represented to the Company by the seller and this information is a material part of the contract and should be disclosed.

United States Securities and Exchange Commission
December 6, 2012

43.  Please tell us why the agreement you filed is not fully signed. Also, please provide us a copy of the signed agreement.

Company Response

We have filed the signed agreement and have provided the Staff with a copy.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Matthew J. Neher
GREENTECH MINING INTERNATIONAL, INC.
By: /s/ Matthew J. Neher
Matthew J. Neher